SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35559; File No. 812-15711

Goldman Sachs BDC, Inc., et al.

April 25, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities. The requested order includes streamlined terms and conditions as compared to past comparable orders.

Applicants: Goldman Sachs BDC, Inc., Silver Capital Holdings LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, Phillip Street Middle Market Lending Fund LLC, Goldman Sachs Private Credit Corp., West Bay BDC LLC, BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, GSBD Blocker VI, LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC, MMLC Wine I, LLC, Goldman Sachs Private Middle Market Credit SPV LLC, Goldman Sachs Private Middle Market Credit SPV II LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC, PMMC Blocker III, LLC, PMMC Wine I, LLC, Goldman Sachs Private Middle Market Credit II SPV LLC, Goldman Sachs Private Middle Market Credit II SPV II LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V

LLC, PMMC II Blocker VI, LLC, PMMC II Blocker VII, LLC, MMLC II Blocker I, LLC, MMLC II Blocker II, LLC, Phillip Street Middle Market Lending Investments LLC, Phillip Street Middle Market Lending Investment Holdings LLC, PSLF Blocker I, LLC, GS Private Credit SPV Public I LLC, GSCR Blocker I, LLC, GSCR Mott Street SPV LLC, Goldman Sachs Asset Management, L.P., and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on February 28, 2025, and amended on April 4, 2025, April 10, 2025 and April 25, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Plutzer, Goldman Sachs Asset Management, L.P., 200 West Street, 15th Floor, New York, NY 10282; Margery K. Neale and Michael A. DeNiro, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019; Thomas J. Friedmann, Dechert LLP, One International Place, 40th Floor,

100 Oliver Street, Boston, MA 02110; Cynthia M. Krus, Eversheds Sutherland (US) LLP, 700 Sixth Street, N.W., Washington, D.C. 20001.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Deepak T. Pai, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended application, filed April 25, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.